PRESS RELEASE

ADDITIONAL CAVING EXPERTISE ADDED

DAVID NICHOLLS JOINS NEW AFTON DEVELOPMENT TEAM

January 9 2008, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the appointment of David Nicholls to the position of Head of Technical Services for the New Afton Gold-Copper (Au-Cu) Project located near Kamloops, British Columbia, Canada.  In this role he will manage the Technical Services Department at New Afton with the responsibility for the mine engineering, geotechnical engineering, and mine geology, departments.  He will be responsible for optimizing the mine design, schedule and costs.

The New Afton Project is being developed to achieve a maximum production rate of 4 million tonnes per year (11,000 tonnes per day).  At this rate, the project will be one of Canada’s largest underground metals mines, producing both Au and Cu.  Mill commissioning is forecast for the second half of 2009.

David has a B.Eng in Mining Engineering with more than 20 years of underground mining experience in Australia and North America, working for established international mining companies including Rio Tinto, BHP Billiton, and Newcrest Mining Ltd.  For the past 7 years he has worked exclusively on mining projects which are, or will be, using block cave and sub-level cave mining methods.  Most recently he was Manager Engineering of the Koala Underground Project at the Ekati Diamond Mine of BHP Billiton in the Northwest Territories of Canada.  In this role he oversaw the engineering of the development of an underground sub-level caving operation beneath the existing open pit operations with conveyor access to surface.  Prior to this he was the Senior Mine Design and Project Engineer at the Argyle Diamond Mine of Rio Tinto in Western Australia.  In this role he participated in the feasibility stage of assessing the potential to develop the mine into a 7.5 million tonne per year block cave operation beneath the existing open pit operation.  The block cave mining is scheduled to commence production after open pit operations cease later this year.  Preceding this he was Manager Mining for the first stage of block cave operations at the Northparkes mine of Rio Tinto, in New South Wales, Australia.  The initial block cave operation was at a rate of 4.8 million tonnes per year, with the extraction level 500 metres below surface.

In making this announcement, Chris Bradbrook, President and CEO, stated: “We are extremely pleased to welcome David to our operational team at New Gold.  He will report to our new General Manager, Ron Allum.    David’s experience in the successful analysis, development, and operation of block cave and sub-level cave operations, beneath open pits, is directly applicable to our New Afton Project.  With Ron Allum and David in place we have, in very short order developed the foundation of a very strong development and mining team, and we look forward to adding more talent as we move forward.

We believe that our ability to attract someone with David’s experience, to the project once again illustrates the potential for it to develop into a significant long term mining operation.”

New Gold has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 – 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.